

June 4, 2025

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibit C of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

For Exhibit C, the Exchanges are each filing an amendment to reflect Officer and Director changes from several affiliated entities.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit C of each Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 3:00pm on 06/04/25

Enclosures

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **06/04/25**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Cboe BYX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60607

25000213

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(312) 786-5600   (312) 786-7138
   (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman   Associate General Counsel   Cboe BYX Exchange, Inc.   (312) 786-7572
   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation ____ Sole Partnership ____ Partnership
____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 06/04/25   Cboe BYX Exchange, Inc.
      (MM/DD/YY)   (Name of Applicant)

By: *Laura Dickman* [signature executed at 3:00pm on 06/04/25]   Laura Dickman, Associate General Counsel
   (Signature)   (Printed Name and Title)
Subscribed and sworn before me this _see header_ day of _see header_, _see header_ by _see header_
                        (Month)   (Year)   (Notary Public)
My Commission expires ___see header___ County of __see header__ State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

EXHIBIT C – AMENDMENT AS OF JUNE 4, 2025

Summary of changes made to Exhibit C:

- For Cboe Singapore Pte. Ltd., Cboe Asia Pacific Holdings Limited, Cboe Technology Hong Kong Limited, Cboe Australia Pty. Ltd., Cboe Australia Services Pty. Ltd., Middlebury Holdings Pty Ltd., and Cboe Japan Limited, Ade Cordell has been terminated as a Director.
- For Cboe Asia Pacific Holdings Limited and Cboe Singpaore Pte. Ltd., Emma Quinn has been appointed as a Director.
- For Cboe Australia Pty. Ltd., Cboe Australia Services Pty. Ltd., and Middlebury Holdings Pty. Limited, Natan Tiefenbrun) has been appointed as a Director.
- For Cboe Japan Limited, Natan Tiefenbrun and Emma Quinn have been appointed as Directors.
- For Cboe FX Markets, LLC, Cboe SEF, LLC, and Cboe Bats, LLC, Emily Eimer (Vice President, FX Liquidity Management) has been terminated as an Officer.
- For Cboe Digital Exchange, LLC and Cboe Clear U.S., LLC, Bryan Stuart (Chief Financial Officer) has been terminated as an Officer.
- For Cboe Digital Exchange, LLC and Cboe Clear U.S., LLC, Casie Harris (Vice President, Chief Financial Officer – Digital, and Controller) has been appointed as an Officer.